Comparative Financial Statements

DonorSee LLC
For the periods ended December 31, 2019



Prepared by

Renaissance Accounting, LLC

Prepared on

March 24, 2020

Table of Contents

Comparative Profit and Loss

January - December 2019

	Total	
	Jan - Dec 2019	Jan - Dec 2018 (PY)
INCOME		
Gross revenue	67,849.04	235,292.46
Total Income	**67,849.04**	**235,292.46**
GROSS PROFIT	**67,849.04**	**235,292.46**
EXPENSES		
Amortization expense	18,488.75	24,570.24
Bank charges	114.99	112.22
Distributions		205,619.72
Dues and subscriptions	17,709.72	16,056.95
Equipment less than $5000	1,000.00	
Gifts and promotional	6,017.80	3,649.91
Interest expense - note payable		3,805.14
Legal and professional fees	19,847.84	36,855.57
Marketing and advertising	33,666.75	7,267.40
Office expenses	404.46	132.96
Printing and postage	334.82	
Purchases	341.72	40.78
Stripe fee expense		6,773.22
Taxes and licenses	4,020.00	137.29
Telephone	744.60	666.00
Travel	117.06	24.85
Travel Meals		147.87
Total Expenses	**102,808.51**	**305,860.12**
NET OPERATING INCOME	**-34,959.47**	**-70,567.66**
NET INCOME	**$ -34,959.47**	**$ -70,567.66**

Comparative Balance Sheet

As of December 31, 2019

	Total	
	As of Dec 31, 2019	As of Dec 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts		
CASH	83,304.47	95,737.69
Total Bank Accounts	**83,304.47**	**95,737.69**
Total Current Assets	**83,304.47**	**95,737.69**
Other Assets		
Accumulated amortization - product development	-72,115.35	-53,626.60
Product development	73,710.63	73,710.63
Trademark	948.00	948.00
Total Other Assets	**2,543.28**	**21,032.03**
TOTAL ASSETS	**$85,847.75**	**$116,769.72**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
SELF Note	112,575.00	112,575.00
Total Other Current Liabilities	**112,575.00**	**112,575.00**
Total Current Liabilities	**112,575.00**	**112,575.00**
Total Liabilities	**112,575.00**	**112,575.00**
Equity		
Owners equity	162,831.23	158,793.73
Retained Earnings	-154,599.01	-84,031.35
Net Income	-34,959.47	-70,567.66
Total Equity	**-26,727.25**	**4,194.72**
TOTAL LIABILITIES AND EQUITY	**$85,847.75**	**$116,769.72**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-34,959.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated amortization - product development	18,488.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,488.75**
Net cash provided by operating activities	**-16,470.72**
FINANCING ACTIVITIES	
Owners equity	4,037.50
Net cash provided by financing activities	**4,037.50**
NET CASH INCREASE FOR PERIOD	**-12,433.22**
Cash at beginning of period	95,737.69
CASH AT END OF PERIOD	**$83,304.47**